United States securities and exchange commission logo





                              September 3, 2020

       Michael J. Sacks
       Chief Executive Officer
       GCM Grosvenor Inc.
       900 North Michigan Avenue
       Suite 1100
       Chicago, IL 60611

                                                        Re: GCM Grosvenor Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed August 7,
2020
                                                            File No. 333-242297

       Dear Mr. Sacks:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       General

   1. We note certain entities are defined differently in the financial statements as compared to the rest of the filing.
Please revise to use the same defined term for each entity throughout the filing, including
financial statements.
       Cover Page

   2. Please revise your prospectus cover page to state that GCM PubCo will qualify as a controlled company and
clearly state the ownership percentage of GCM PubCo that will be held by (i) CFAC's
public stockholders, (ii) the Sponsor and holders of founder shares,
                                                        (iii) GCM V and (iv)
the Pipe Investors. Also, disclose here or in the Questions and
 Michael J. Sacks
FirstName  LastNameMichael  J. Sacks
GCM Grosvenor    Inc.
Comapany 3,
September  NameGCM
              2020     Grosvenor Inc.
September
Page 2     3, 2020 Page 2
FirstName LastName
         Answers section whether the CFAC warrant holders are voting in connection with the merger and the related transactions. In this regard, we note the Who Can Answer Your
         Questions About Voting Your Shares or Warrants section on page 77. Please revise the beginning of the Summary Term Sheet to provide a brief summary of the results of the business combination, disclosing (i) the number of warrants in GCM PubCo that will be held by CFAC's public warrant holders, the Sponsor, and existing Grosvenor GCM security holders, (ii) the aggregate value and the per share and per warrant consideration that the CFAC shareholders and warrant holders will receive, (iii) the ratio of the exchange of CFAC shares and warrants for GCM PubCo shares and warrants, and (iv) the aggregate value that the existing security holders of GCM Grosevenor and its subsidiaries will receive pursuant to the merger and related transactions. Questions and Answers About the Proposals for CFAC Stockholders, page xix

3. Please add a question and answer in this section that addresses (i) the minimum cash requirement of CFAC pursuant to the Transaction Agreement and how CFAC intends to ensure that it has the required amount of minimum cash, (ii) the effect that the minimum cash requirement has upon the maximum number of shares of CFAC Class A common stock that may be redeemed and (iii) the effect that different levels of redemptions will have on the percentage of GCM PubCo held by CFAC public shareholders, GCM V, the Sponsor and holders of founder shares and the PIPE Investors. In addition, please add a question and answer that explains the organization of GCM PubCo following the merger and related transactions, including that GCM PubCo will have control over all of the affairs and decision-making of GCMH LLP, as GCM PubCo is the sole member of
         IntermediateCo, which is the sole general partner of GCMH LLL. Also add a question and answer that summarizes the positive and negative factors that the CFAC board of directors considered in connection with its decision to recommend voting in favor of the merger and related transactions.
4. Please add a question and answer describing the transaction with H&F, including the number and type of securities, exercise price, and dollar amount of the consideration.
Are the proposals conditioned on one another?, page xx

5. Your disclosure on pages xx and 76 that the Closing is conditioned on the approval of the
         Business Combination Proposal, the Organizational Documents Proposals, the Nasdaq
         Proposal and the 2020 Plan Proposal appears to be inconsistent with your disclosure on the prospectus cover page that the Closing is conditioned on the approval of the Business
         Combination Proposal, the Organizational Documents Proposals and the Nasdaq
         Proposal. Please revise for clarity and consistency. Similarly, your disclosure on page 76 that approval of the Business Combination Proposal and the Organizational Documents
         Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of the CFAC Class A common stock and Class B common stock appears to be inconsistent with your disclosure on the cover page that approval of the Business
         Combination Proposal requires the affirmative vote of the holders of the majority of the
 Michael J. Sacks
FirstName  LastNameMichael  J. Sacks
GCM Grosvenor    Inc.
Comapany 3,
September  NameGCM
              2020     Grosvenor Inc.
September
Page 3     3, 2020 Page 3
FirstName LastName
         outstanding shares of CFAC Class A common stock entitled to vote and actually cast.
         Please revise for clarity and consistency. In addition, in the second question on page xxii, please disclose that GCM V has the right to appoint all seven directors on GCM PubCo's board of directors.
Summary of the Proxy Statement/Prospectus
Parties to the Business Combination
GCM Grosvenor
Our Company, page 1

6. Please disclose why you include absolute return strategies AUM as of a different date than other strategies.
7. We note your disclosure on pages 1 and 165 that "[f]or the twelve-month period ended
         March 31, 2020, your total management fees were $314 million, total fees attributable to
         [you] were $350 million, [y]our net income was $19 million and [y]our adjusted net income was $86 million." Please revise to state your fees and net income for the most recently completed fiscal year and quarter, and revise throughout so that your disclosure describes your company as of the most recently completed fiscal year and quarter. For example, on pages 5, 168 and 177 you state that "[f]or the twelve months ended March 31, 2020, approximately 90% of the total fees attributable to you came from management fees."
Scalable and Predictable Business Model, page 5

8. Please balance your disclosure regarding your "[h]ighly stable fee base" to address the 22% decrease in total revenues for the three months ended March 31, 2020 compared to the three months ended March 31, 2019 due to the 86% reduction in incentive fees and the 5% reduction in management fees. In addition, in the Differentiated Capabilities section on page 5, please provide a brief definition of what you consider to be "middle market and small and emerging" investment activities.
9. We note your disclosure on page 5 that you have an "additional approximately $5.4 billion of contracted capital that has not yet started charging fees but which [you] expect will in the future, [bolster] [y]our potential FPAUM growth over the next several years." Please disclose when you are expecting such capital commitments and the ability of such capital to be withdrawn and any past experiences with withdrawals.
Risk Factors
A loss of significant third-party distribution relationships, page 29

10. We note your disclosure that you have a limited number of distribution relationships with financial services firms and that a loss of any of these could have a material adverse effect on your business. Please disclose the portion of your business that is sourced through third-party distribution channels. To the extent material, revise your business section to
 Michael J. Sacks
FirstName  LastNameMichael  J. Sacks
GCM Grosvenor    Inc.
Comapany 3,
September  NameGCM
              2020     Grosvenor Inc.
September
Page 4     3, 2020 Page 4
FirstName LastName
         describe these relationships. Balance your disclosure in your prospectus summary regarding your distribution channels on page 8 to address your current dependence on a limited number of distribution relationships with financial services firms.
Our international operations subject us to numerous risks, page 33

11. Please expand this risk factor to address the specific risks related to your operations in
         Hong Kong, including the June 30, 2020 Law of the People's Republic of China on
         Safeguarding National Security in the Hong Kong Special Administrative Region, if
         material.
The multi-class structure of GCM PubCo   s common stock, page 62

12. Please provide a discussion here that walks through the calculation that results in the Key
         Holders having approximately 75% of the combined voting power of GCM PubCo's common stock. Also disclose the percentage of outstanding shares that Key Holders must keep to continue to control the outcome of matters submitted to shareholders for approval.
         Disclose the extent to which future issuances of Class C shares may be dilutive to public shareholders.
If we were deemed an    investment company   , page 66

13. We note disclosure on page 66 regarding the risk that you could be deemed an investment company under the Investment Company Act of 1940. Please be advised that the Division of Investment Management is currently reviewing the matter and may have comments.
Special Meeting of CFAC Stockholders
Vote of Sponsor, Directors and Officers of CFAC, page 75

14. Please disclose here the percentage of votes that the Sponsor, Directors and Officers of
         CFAC will control. In addition, please disclose, if true, that a shareholder holding both public shares and public warrants may redeem the public shares but retain the public warrants, which if the merger closes, will become warrants in GCM PubCo, and, disclose, in the General Description of the Transactions Agreement; Consideration section on page
         80, the exchange ratio of GCM PubCo warrants that CFAC warrant holders will receive upon the Effective Time of the Merger.
Proposal No. 1 The Business Combination Proposal
Related Agreements
GCM PubCo Amended and Restated Charter
Choice of Forum, page 95

15. Your statements on pages 95, 230 and 263 regarding the exclusive forum provision in
         GCM PubCo's Amended and Restated Charter and Section 15 of GCM PubCo's Amended
         and Restated Charter appear to be inconsistent. Please revise for consistency. As it appears that this exclusive forum provision applies to Securities Act claims, please revise
 Michael J. Sacks
FirstName  LastNameMichael  J. Sacks
GCM Grosvenor    Inc.
Comapany 3,
September  NameGCM
              2020     Grosvenor Inc.
September
Page 5     3, 2020 Page 5
FirstName LastName
         throughout your prospectus to disclose that the GCM PubCo exclusive forum provision provides that the federal district courts shall be the exclusive forum for Securities Act claims and state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Similarly, we note that CFAC's forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum
         for certain litigation, including any    derivative action.    Please
disclose on page 263
         whether this provision applies to actions arising under the Securities Act or the Exchange
         Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange
         Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Background of the Business Combination, page 104

16. We note your disclosure on page 105 that GCM Grosvenor and CFAC agreed to a valuation of Grosvenor Companies of $1.5 billion. Please disclose which party proposed the valuation and any negotiations in connection with such valuation. In addition it appears that the transaction values GCM Grosvenor at $2.0B. Please revise to discuss in this section the discussions regarding, and the reasons for, the increase in valuation, or advise. Similarly, describe and discuss any negotiations related to the specific ownership percentage of GCM PubCo by CFAC public shareholders. In this regard, we note your disclosure on page 106 that "GCM Grosvenor indicated the necessary elements to consummate a deal would include maintaining ownership for the management team consistent with historical levels and structuring the transaction to include a high-voting class governance structure with certain customary stockholder approval rights, consistent with the many other alternative asset managers that operate as public companies."
CFAC's Board of Directors' Reasons for the Approval of the Business Combination, page 108

17. On page 109, you state that one of the factors that the CFAC board considered was GCM
         PubCo's business plan of raising approximately $7.5 billion in five successor funds and two SPACs. Please discuss these plans in the Business of GCM Grosvenor section. In addition, on page 111, you state that CFAC stockholders will hold a minority position in
         GCMH LLLP following completion of the business combination. Please clarify, if true, that GCM PubCo will indirectly hold hold 28.6% of GCMH LLLP and that the CFAC stockholders will hold 14.1% of GCM PubCo. Also, please revise the comparable company analysis on page 113 to provide quantitative information regarding the comparison of trading and enterprise valuation multiples that the CFAC board of directors considered in its analysis.
 Michael J. Sacks
FirstName  LastNameMichael  J. Sacks
GCM Grosvenor    Inc.
Comapany 3,
September  NameGCM
              2020     Grosvenor Inc.
September
Page 6     3, 2020 Page 6
FirstName LastName
Unaudited Pro Forma Condensed Consolidated Combined Financial Information Other Events, page 141

18. Please tell us why you give effect to the Mosaic Transaction as if it occurred on January 1,
         2019. Specifically tell us if and how the Mosaic Transaction is directly related to the business combination and revise your disclosure as needed. If the Mosaic Transaction is not directly related to the business combination, please tell us why pro forma adjustments are appropriate.
Business of GCM Grosvenor, page 165

19. We note the organization structure on page 16. Please include a more detailed organization structure of GCM Grosvenor that provides relevant information for investors noting the large number of entities referenced in the Description of Business. Please include all subsidiaries referenced elsewhere in the filing including the financial statements and detail the legal entity name, the defined name used and its business purpose with appropriate detail.
Business of GCM Grosvenor
Our Competitive Strengths
Deep and Tenured Client Relationships, page 176

20. Please clarify what you mean by your disclosure that your services are often "embedded within [y]our clients' operations." In addition, we note that you provided disclosure regarding your past performance on an inception to December 31, 2019 basis in your
         Extensive Relationships and Data Support Sourcing of Opportunity and Performance
         Across Multiple Alternative Investment Strategies section. Please disclose the annualized performance of each category highlighted in this section. Similarly, we note your disclosure on page 178 that you have on-boarded 245 new clients since 2017. Please disclose how many, if any, clients you have lost since 2017 and disclose the number of new clients obtained in your most recently completed fiscal year as well as how many you have lost in your most recently completed fiscal year.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations of
GCM Grosvenor     Results of Operations, page 201

21. It appears that much of the information contained in the results of operations in MD&A is merely a recitation of financial information in narrative form. Please revise to reduce narrative information that is duplicative of the quantified financial information provided in a tabular format. Please focus your discussion and analysis on the underlying causes of the changes in each significant line item impacting your results of operations and the key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the company. Refer to Instruction 3 to Item 303(b)
         of Regulation S-K and Section III.B of Securities Act Release No. 33-8350 for guidance.
 Michael J. Sacks
GCM Grosvenor Inc.
September 3, 2020
Page 7
Fee-paying AUM, page 206

22. Please revise your FPAUM rollforwards to present market value changes separate from other flows.
Executive Compensation
GCM Grosvenor
Director Compensation, page 250

23. Please include the disclosure regarding the compensation of GCM Grosvenor's directors pursuant to Item 402(r) of Regulation S-K, to the extent any such compensation was paid in the last fiscal year.
Note 3. Mosaic Transaction, page F-47

24. Please revise to clarify if Mosaic Feeder, L.P. is consolidated and included in the
         Grosvenor Capital Management Holdings, LLLP and GCM, L.L.C. combined financial statements.
25. Please clarify what the Class A and Class B Interests in Mosaic represent or tell us where this information is disclosed. For example, are the equity interests, limited partnership interests, etc.
26.      It appears that the    Put Option    allows Mosaic Counterparty, an
unaffiliated third party, to
         require a GCM entity to acquire certain interests held by Mosaic Feeder, which appears to be an unrelated entity to Mosaic Counterparty. Please tell us in detail and revise to disclose the underlying economic rationale for the put option. Please revise disclosure as needed.
27. Please clarify which entity transferred the $125.4 million to the Seller. On page F-48, you disclose that it was Mosiac, which is a consolidated entity, while on page F-85, you disclose an unaffiliated third-party transferred the amount.
28. As disclosed on page F-43, you recognized a $60.9 million increase in Grosvenor
         Management Holdings, LLLP Partners Capital and a corresponding decrease to
         Redeemable Noncontrolling Interest related to the Mosaic transaction. Please provide us an analysis detailing the accounting for the Mosaic transaction. Please identify the relevant accounting guidance you considered and the specific guidance supporting your final accounting determinations.
Note 5. Investments,
FirstName             page F-49J. Sacks
           LastNameMichael
Comapany
29.        NameGCM
       Please           Grosvenor
              revise to discuss     Inc.
                                the relevance and importance regarding the fact
that most of the
       investments
September           are owned
           3, 2020 Page   7     by noncontrolling interest holders.
FirstName LastName
 Michael J. Sacks
FirstName  LastNameMichael  J. Sacks
GCM Grosvenor    Inc.
Comapany 3,
September  NameGCM
              2020     Grosvenor Inc.
September
Page 8     3, 2020 Page 8
FirstName LastName
Note 2. Summary of Significant Accounting Policies, Incentive Fees, Carried Interest, page F-69

30. Please explain to us how your new carried interest recognition policy under ASC 606 resulted in earlier recognition of revenue. Specifically provide an example illustrating the key variables and the different determinations under the old and new policies. Please clearly explain how the new policy and determinations are consistent with the guidance in
         ASC 606-10-32-11.
Note 12. Interest Rate Derivatives, page F-81

31. Please revise to disclose the information required in ASC 815-30-50 for all periods presented or tell us where this information is disclosed.
32. Please revise your accounting policies to discuss in what line item the settlements of interest rate derivatives are recognized in your income statement (e.g. Interest Expense,
         Other Income (Expense), etc.)
33.      Please revise to discuss what the term    effective date    represents
and its relevance as used
         in your tables.
34. Noting certain cash flow hedges are recognized in earnings versus other comprehensive income, please more clearly discuss the information required by ASC 815-10-50-1A and
         50-1.c. Specifically tell us why the change in fair value of the interest rate swap with a
         $75,000 notional amount and the interest rate collar designated as cash flow hedges was recognized in Other Expense as compared to Other Comprehensive Income during 2018 and 2019.
Note 16. Related Parties, page F-83

35. For each period presented, please revise to disclose the amount of investments in GCM
         Funds by former and current employees and their families for which a management fee and performance fee was not charged, estimate the amount of fees that would have been charged had an external investor owned these investments and explain why fees were not charged.
Exhibits and Financial Statement Schedules, page II-2

36. Please file the the A&R LLLPA as an exhibit to your registration statement. Also file it as an appendix to your prospectus. We note that it is listed as Exhibit G to Annex A.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Michael J. Sacks
GCM Grosvenor Inc.
September 3, 2020
Page 9

       You may contact Michael Volley at 202-551-3437 or John Nolan, Senior Advisor, at
202-551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or John Dana Brown at 202-551-
3859 with any other questions.



FirstName LastNameMichael J. Sacks                        Sincerely,
Comapany NameGCM Grosvenor Inc.
                                                          Division of
Corporation Finance
September 3, 2020 Page 9                                  Office of Finance
FirstName LastName